Exhibit 99.1

Capital Stage AG, Hamburg

THE INFORMATION CONTAINED IN THIS NOTICE IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE DOING SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

Announcement: All closing conditions of the public takeover offer fulfilled

Capital Stage AG announces that the implementation of the ordinary capital increase against contribution in kind has been registered with the commercial register and, thus, the final closing condition of the voluntary public takeover offer to the shareholders of CHORUS Clean Energy AG is fulfilled. The successful transaction will be completed within the next days.

Hamburg, October 18, 2016

Capital Stage AG

The Management Board

Important information: The offer is made for the securities of a German company and is subject to German disclosure requirements, which are different from those of the United States. Financial statements included in the offer document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Germany, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment. The issuer may purchase securities otherwise than under the offer.